130 W. Second St. P.O. Box 338 Dayton, OH 45401-0338 (937) 224-7124 Fax (937) 226-1855
DAY INTERNATIONAL, INC.
July 28, 2005
Mr. Dale Welcome
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

RE:	Securities and Exchange Commission Comment Letter dated
July 12, 2005 concerning:
Day International, Inc.
Form 10-K for the fiscal year ended December 31, 2004 and
Form 10-Q for the period ended March 31, 2005
Dear Mr. Welcome:
Day International, Inc. (“Day” or the “Company”) has carefully reviewed the comments contained in your letter to the Company dated July 12, 2005 (the “Comment Letter”). The following are our responses:
Form 10-K for the fiscal year ended December 31, 2004
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 23
1.      Comment — Long-term debt represents the majority of contractual obligations as of December 31, 2004. In future filings, please expand the table to address, or provide a footnote disclosure to the table of contractual obligations, of interest obligations associated with these long-term debt maturities.
1.      Response — In future filings, the Company will disclose interest obligations associated with the long-term debt obligation for each period shown in the table. In 2004, interest expense on long-term debt was $21,985.
Form 10-K for the fiscal year ended December 31, 2004
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 9A. Controls and Procedures, page 59

2.      Comment — Confirm to us and revise future annual and quarterly filings to state, in clear and unqualified language, that your disclosure controls and procedures were effective, or not effective, as of the end of the annual or quarterly period covered by the report.
2.      Response — The Company has established disclosure controls and procedures to ensure that material information relating to the Company is made known to the officers who certify the Company’s financial reports and to other members of senior management and the Board of Directors. Management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s Form 10K for the fiscal year ended December 31, 2004 and Form 10Q for the quarter ended March 31, 2005 and, based on that evaluation, concluded that as of December 31, 2004 and March 31, 2005 the Company’s disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission’s rules and forms. Future annual and quarterly filings we be revised to include the above disclosure.
Form 10-Q for the fiscal quarter ended March 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 19
3.      Comment — Confirm and revise future filings to disclose whether the Company is in compliance with the covenants contained in applicable debt agreements as of the latest balance sheet date. To the extent material, disclose and discuss the most restrictive debt covenants.
3.      Response — The Company’s debt agreements contain certain financial covenants regarding a consolidated leverage ratio, a consolidated senior debt ratio, a consolidated interest coverage ratio, a consolidated fixed charge coverage ratio, and a limitation on capital expenditures. As of March 31, 2005, the Company remained in compliance with all debt covenants and none of the covenants were materially restrictive. The Company will disclose and discuss, if material, the most restrictive debt covenants in future filings.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing, and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions, please contact me. My direct dial number is (937) 222-5714.
Sincerely,
Thomas J. Koenig
Vice President and CFO
Day International, Inc.